SICHENZIA ROSS FRIEDMAN FERENCE LLP

October 13, 2006

alevitsky@srff.com
212-981-6767(DID)

BY TELECOPIER – (202) 772-9206

Susann Reilly, Esq.
Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington, DC 20549

Re: Techprecision Corporation
Form SB-2, Filed August 28, 2006
File No. 333-133509

Dear Ms. Reilly:

As we discussed during our earlier conversation this morning, with respect to comment 40 of your letter to Techprecision dated October 11, 2006, Techprecision is a contract manufacturer (through its operating subsidiary, Ranor, Inc. http://www.ranor.com) of large metal fabrications up to 100 tons in size. The Company provides both large fabricating and machining operations to bring its customers' projects to fruition. In most cases, these services are provided for one-of-a-kind projects, and therefore no on-going production work is accorded to the operation. In some cases, however, the Company does produces a number of the same units, however, the units have never been produced under long-term contracts. Each project that Company completes is pursuant to an individual purchase order.

The Company performs work in many sectors, including aerospace, nuclear, shipbuilding, military/defense, industrial machinery and alternative energy. Due to existing confidentiality agreements with customers which (in many cases work performed at the facility is subject to national security requirements), results in the fact that the Company is, through written agreements, unable to divulge the names of the organizations for which it provides contract manufacturing services. One customer in particular, which accounted for more than 10% of the Company's revenue in the three months ended June 30, 2006, has officially told the Company that its name in no way is to be made part of any public announcements or it would result in the manufacturing work being pulled from the Company and placed with another facility. The Company can indicate revenue amounts and industry sectors in which it performs its services, yet it is contractually prohibited from divulging the actual names and products of these customers. We trust this explanation adequately explains our current situation, along with meeting the disclosure requirements of the SEC.

Please contact me at (212) 981-6767 if you have any questions.

Very truly yours,

Asher S. Levitsky P.C.

